Exhibit 99.1

No. 11/08

IAMGOLD FILES COMPLETE AUDITED YEAR END FINANCIAL STATEMENTS

Toronto, Ontario, April 1, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that all of the Company’s required regulatory filings, including annual audited financial statements have been filed with the appropriate regulatory bodies.  These filings include Form 40-F filed with the U.S. Securities and Exchange Commission, and available through www.sec.gov/edgar.shtml, which incorporates the audited Annual Financial Statements, Management Discussion and Analysis and the Annual Information Form filed with Canadian securities regulatory authorities, and available at www.sedar.com.

Regulatory, Canadian and U.S. filings are available on the Company’s website at www.iamgold.com.  Hard copies of the audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

The Annual General Meeting of the Company’s shareholders will be held on May 15, 2008 at 3:00p.m. (Eastern Standard Time) at the Toronto Board of Trade.  Shareholders of record as at the close of business on April 11, 2008 are entitled to notice of, and vote at, the meeting.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.